

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2014

Via E-mail
Meera Nagarajan
Managing Director and Chief Executive Officer
KM Wedding Events Management, Inc.
11501 Dublin Boulevard
Suite 200
Dublin, California 94568

   Re: KM Wedding Events Management, Inc.
     Amendment No. 2 to Registration Statement on Form S-1
     Filed January 21, 2014
     File No. 333-192399

Dear Ms. Nagarajan:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Pages

1. We note your response to comment 6 in our prior letter dated January 3, 2014. Your disclosure on the cover page of the direct offering prospectus now refers to "this Registration Statement" and lists, at the top, the shares offered in both offerings. This presentation will likely be confusing to prospective investors, since it seems as though both offerings are being made through the same document, and since each prospectus will be used separately from the registration statement. Instead, please revise the cover page of each prospectus to list only those shares that are being offered by that document, and include a statement indicating that the other offering is occurring simultaneously but is being made through a separate prospectus. In each case, disclose in such a statement the number of shares being offered through the other prospectus.

Description of Business, page 24

2. Provide us with copies of any factual sources such as reports or industry analyses which you cite or upon which you rely, for example the demographic analysis you refer to on page 28. Please provide us with marked copies of any materials that support these and other third-party statements, clearly cross-referencing a statement with the underlying factual support.

Intellectual Property, page 31

3. We note your response to our comment and the additional disclosure provided in Exhibit 10.4. It appears that the intellectual property agreement is a related party transaction. If true, please provide the required disclosures. Refer to Regulation S-K, Item 404(a).

Management's Discussion and Analysis, page 31

4. We note that you do not give comparative financial information for your prior periods (nine months ended September 30, 2012 and year ended March 30, 2012). We note that the primary business of KM Wedding Events Management, Inc. is that of KM Matrimony Private Limited. In order to give investors clearer insight into the growth and development of your business before and after your acquisition of KM Matrimony Private Limited, please expand to discuss the reasons behind the changes in your financial metrics between the nine months ended September 30, 2012 and the nine months ended September 30, 2013 and between the year ended March 30, 2012 and March 30, 2013. Please also note that you will have to update your financial information for the period ended December 30, 2013 by February 12, 2014.

Financial Statements
Note 2 Significant Accounting Policies
b. Form and Content of the Consolidated Financial Statements, page 47.

5. We note your response to comment 29. Please revise your accounting policy disclosure to address how you account for the translation adjustments that result from the process of translating your financial statements from the functional currency of the Rupee to the reporting currency of the US dollar.   Please refer to the guidance in ASC 830-30-45. Also disclose the impact of translation adjustments and include an analysis of the changes in the accumulated amount of translation adjustments. Please refer to the guidance in paragraphs 830-30-45-12 and 830-30-50-1.

Notes to Interim condensed consolidated financial statements

Goodwill, page 71

6.   We note your additional disclosure related to goodwill for the acquisition of KM Matrimony Private Limited. It appears that a significant portion of the purchase price resulted in the recognition of goodwill. Please tell us how you applied the guidance in ASC 805-20-55 in evaluating whether you acquired any identifiable intangible assets that should be recognized separately from goodwill. In addition, we note that you have valued the assets and liabilities of KM Matrimony Private Limited at book value. Please revise to record the acquired assets and liabilities at fair value or explain why it is appropriate to use book value.

7.   Please disclose the amounts recognized for each major class of identifiable assets acquired and liabilities assumed. Also disclose the fair value of the noncontrolling interest in the KM Matrimony Private Limited at the acquisition date and the valuation technique and significant inputs used to measure the fair value of the noncontrolling interest. Please refer to the guidance in ASC 805-20-50-1.

Exhibit 5.1

8.   We note that the legality opinion implies that all the registered shares have not yet been issued. Please revise to separately opine on the legality of the shares to be issued and the shares that have already been issued.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
Angela Fontanini
Zouvas Law Group